Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

D54990-P58532

Nova Measuring Instruments Ltd.
5 David Fikes St.
Rehovot 7610201, Israel
Tel: +972-73-2295600
Fax: +972-8-9407776

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF NOVA MEASURING INSTRUMENTS LTD.

The undersigned, a shareholder of Nova Measuring Instruments Ltd. (the "Company"), an Israeli corporation, hereby appoints Michael Brunstein and Dror David, and each of them acting individually, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company, 5 David Fikes St., Rehovot 7610201, Israel, on June 24, 2021, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, par value NIS 0.01, of the Company (the "Shares") which the undersigned would be entitled to vote, with all powers the undersigned would possess    if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented to the annual general meeting or any adjournment(s)  or postponement(s) thereof for which the Board of Directors recommends a "FOR" vote, other than Proposal No. 3 or Proposal No. 2, if Proposal No. 3 is not approved.

If you do not state whether you are a controlling shareholder or have personal interest, your Shares will not be voted for Proposal No. 3 or Proposal No. 2, if Proposal No. 3 is not approved.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the annual general meeting or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY,  ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT,    IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

Continued and to be signed on reverse side

NOVA MEASURING INSTRUMENTS LTD. WEIZMANN SCIENCE PARK P.O. BOX 266 REHOVOT L3 76100 ISRAEL
VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on June 23, 2021. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on June 23, 2021. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D54989-P58532	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
NOVA MEASURING INSTRUMENTS LTD.
The Board of Directors recommends you vote FOR the following proposals:
1.
Re-election of each of Dr. Michael Brunstein, Mr. Eitan Oppenhaim, Mr. Avi Cohen, Mr. Raanan Cohen,  Ms.  Dafna  Gruber  and Ms. Zehava Simon, as a director of the Company to hold office until the close of the next annual general meeting

VOTE FOR EACH DIRECTOR SEPARATELY

	Nominees:			For	Against	Abstain					For	Against	Abstain

	1a.	Dr. Michael Brunstein		☐	☐	☐	3.	Approval of amendments to the Company’s compensation policy for directors and officers.			☐	☐	☐

	1b.	Eitan Oppenhaim		☐	☐	☐					Yes	No
3a.
Are you a controlling shareholder in the Company, or have a personal interest in the approval of this Proposal? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3). (Please note: If you mark "Yes" or leave this question blank, your shares will not be voted for Proposal No. 3).

	1c.	Avi Cohen		☐	☐	☐					☐	☐

	1d.	Raanan Cohen		☐	☐	☐
											For	Against	Abstain
	1e.	Dafna Gruber		☐	☐	☐	4.	Approval of amendments to the memorandum and articles of association of the Company.			☐	☐	☐

	1f.	Zehava Simon		☐	☐	☐
							5.	Approval of an amendment to the indemnification agreements for directors and executive officers.			☐	☐	☐
2.	Approval of amendments to the employment terms of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company.			☐	☐	☐
6.
Approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

											☐	☐	☐
2a.
Are you a controlling shareholder in the Company, or have a personal interest in the approval of this Proposal? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No.2, if Proposal No. 3 is not approved). (Please note: If you mark "Yes" or leave this question blank, your shares will not be voted for Proposal No. 2, if Proposal No. 3 is not approved).
				Yes	No
				☐	☐
Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on May 18, 2021, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the annual general meeting or any adjournments thereof.

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company's register must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.

	Signature [PLEASE SIGN WITHIN BOX]		Date						Signature (Joint Owners)	Date